SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 5)*

                          HOSPITALITY PROPERTIES TRUST
                                (Name of Issuer)

              COMMON SHARES OF BENEFICIAL INTEREST, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                   44106M 10 2
                                 (CUSIP Number)

                                 John A. Mannix
                              HRPT Properties Trust
                                400 Centre Street
                                Newton, MA 02458
                                 (617) 332-3990
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 24, 2003
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ".

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                           -------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP NO. 44106M 10 2                                          Page 2 of 9 Pages


    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            HRPT Properties Trust   I.R.S. ID No. 04-6558834


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                 (a)   / /

                 (b)   / /


    3       SEC USE ONLY



    4       SOURCE OF FUNDS*

            OO


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)     / /



    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Maryland


                             7      SOLE VOTING POWER
NUMBER OF
SHARES                              4,000,000
BENEFICIALLY
OWNED BY                     8      SHARED VOTING POWER
 EACH
REPORTING
PERSON
 WITH                        9      SOLE DISPOSITIVE POWER

                                    4,000,000

                             10     SHARED DISPOSITIVE POWER

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,427,589


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                          / /



    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.1%


    14      TYPE OF REPORTING PERSON*

            OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 44106M 10 2                                          Page 3 of 9 Pages



    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Reit Management & Research LLC  I.R.S. ID No. 04-3583787


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a) / /

            (b) / /


    3       SEC USE ONLY



    4       SOURCE OF FUNDS*

            OO


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)     / /



    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware


                             7      SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                 8      SHARED VOTING POWER
OWNED BY
 EACH
REPORTING                    9      SOLE DISPOSITIVE POWER
PERSON
 WITH
                             10     SHARED DISPOSITIVE POWER

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,471,370


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                          / /



    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.1%


    14      TYPE OF REPORTING PERSON*

            OO



                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 44106M 10 2                                          Page 4 of 9 Pages



    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Reit Management & Research Trust  I.R.S. ID No. 04-3402206


    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
            (a)  / /

            (b)  / /


    3       SEC USE ONLY



    4       SOURCE OF FUNDS*

            OO


    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) OR 2(e)     / /



    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Massachusetts


                             7      SOLE VOTING POWER
NUMBER OF
SHARES
BENEFICIALLY                 8      SHARED VOTING POWER
OWNED BY
 EACH
REPORTING                    9      SOLE DISPOSITIVE POWER
PERSON
 WITH
                             10     SHARED DISPOSITIVE POWER

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            4,471,370


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                          / /



    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            7.1%


    14      TYPE OF REPORTING PERSON*

            OO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 5 of 9 Pages


         This Amendment No. 5 to the original Schedule 13D filed September 1, 1995, by HRPT Properties Trust (f/k/a Health and Retirement Properties Trust) and the original Schedule 13D filed March 30, 1998, by Reit Management & Research, Inc. is being filed to reflect the registration under the Securities Act of 1933, as amended (the "Securities Act"), of 4,000,000 Common Shares of Beneficial Interest, par value $0.01, of Hospitality Properties Trust owned by HRPT Properties Trust and to update certain other information.

Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the Common Shares of Beneficial Interest, par value $0.01 (the "Shares"), of Hospitality Properties Trust, a Maryland real estate investment trust ("HPT"), with its principal executive offices located at 400 Centre Street, Newton, Massachusetts 02458.

Item 2.  Identity and Background.

         The persons filing this statement are HRPT Properties Trust, a Maryland real estate investment trust ("HRP"), Reit Management & Research LLC, a Delaware limited liability company ("RMR"), and Reit Management & Research Trust, a Massachusetts business trust ("RMR Trust"). RMR and RMR Trust are successors to Reit Management & Research Inc. ("RMR Inc.") in a change in ownership structure of RMR Inc. RMR is wholly owned by RMR Trust, which has the same ownership as did RMR Inc. immediately prior to the change.

         HRP's principal business is to operate as a real estate investment trust. The principal office of HRP is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees of HRP are Patrick F. Donelan, Tjarda Clagett, Frederick N. Zeytoonjian, Barry M. Portnoy and Gerard M. Martin. The executive officers of HRP are John A. Mannix, President and Chief Operating Officer, John
C. Popeo, Treasurer, Chief Financial Officer and Secretary, Jennifer B. Clark, Senior Vice President, and David M. Lepore, Senior Vice President.

         RMR's principal business is providing advisory services to real estate investment trusts such as HPT and others. The principal office of RMR is located at 400 Centre Street, Newton, Massachusetts 02458. The directors of RMR are David J. Hegarty, Gerard M. Martin and Barry M. Portnoy. The executive officers of RMR are David J. Hegarty, President and Secretary, John G. Murray, Executive Vice President, William J. Sheehan, Director of Internal Audit and Compliance, Evrett W. Benton, Vice President, Jennifer B. Clark, Vice President and Assistant Secretary, David M. Lepore, Vice President, John A. Mannix, Vice President, Thomas M. O'Brien, Vice President, John C. Popeo, Vice President and Treasurer, John R. Hoadley, Vice President, Bruce J. Mackey Jr., Vice President, Mark L. Kleifges, Vice President, Ethan S. Bornstein, Vice President, Adam Portnoy, Vice President, and William J. Sheehan, Director of Internal Audit and Compliance. The sole member and manager of RMR is RMR Trust.

                                  SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 6 of 9 Pages


         RMR Trust's principal business is to act as the member and manager of RMR. The principal office of RMR Trust is located at 400 Centre Street, Newton, Massachusetts 02458. The trustees and executive officers of RMR Trust are the same as the directors and executive officers of RMR. Each of Messrs. Martin and Portnoy own 50% of the outstanding capital stock of RMR Trust.

         Each of the individuals listed above (i) has a business address at 400 Centre Street, Newton, Massachusetts 02458, (ii) except for Mr. Donelan, is a United States citizen and (iii) except for Messrs. Donelan, Clagett and Zeytoonjian, is principally employed by RMR in the capacities specified above. Mr. Murray also serves as the President, Chief Operating Officer and Secretary of HPT, Mr. O'Brien as Executive Vice President of HPT, Mr. Kleifges as Treasurer and Chief Financial Officer of HPT and Mr. Bornstein as Vice President of HPT. The principal office of HPT is located at 400 Centre Street, Newton, Massachusetts 02458. Mr. Donelan is a British citizen and is non-executive Chairman of eSeclending (Europe) Ltd. Mr. Clagett is principally employed as a private investor. Mr. Zeytoonjian is Chairman and Chief Executive Officer of Turf Products Corporation.

         Neither HRP, RMR, RMR Trust nor any of the individuals specified above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.  Interest in Securities of the Issuer.

         (a) HRP continues to hold 4,000,000 Shares, which represent 6.4% of the issued and outstanding Shares.

         In addition, the trustees and executive officers of HRP own HPT Shares as follows: Mr. Martin, directly or through a corporation of which Mr. Martin is the sole stockholder, 204,681 Shares; Mr. Portnoy, directly or through a corporation of which Mr. Portnoy is the sole stockholder, 204,681 Shares; and other trustees and executive officers of HRP, 18,227 Shares in the aggregate. In addition, Messrs. Portnoy and Martin, as Managing Trustees of HRP, may be deemed to have beneficial ownership of the 4,000,000 Shares held by HRP; however, Messrs. Portnoy and Martin disclaim beneficial ownership of HRP's 4,000,000 Shares. The Shares held by HRP, when aggregated with such additional Shares held by the trustees and executive officers of HRP, aggregate 4,427,589 Shares, which represent 7.1% of the issued and outstanding Shares. The Shares held by Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP are reported herein pursuant to the provisions of Items 2 and 5 of Schedule 13D. HRP, however,

                                  SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 7 of 9 Pages



expressly disclaims any beneficial ownership of the Shares held by Mr. Martin, Mr. Portnoy and the other trustees and executive officers of HRP.

         RMR, as HRP's investment manager, and RMR Trust, as the sole member and manager of RMR, may under applicable regulatory definitions, be deemed to beneficially own HRP's 4,000,000 Shares. RMR and RMR Trust, however, expressly disclaim any beneficial ownership of HRP's 4,000,000 Shares.

         In addition, the trustees, directors and executive officers of RMR and RMR Trust own HPT Shares as follows, in part as noted above: Mr. Martin, directly or through a corporation of which Mr. Martin is the sole stockholder, 204,681 Shares; Mr. Portnoy, directly or through a corporation of which Mr. Portnoy is the sole stockholder, 204,681 Shares; Mr. Hegarty, 1,200 Shares; and other executive officers of RMR Trust, 60,808 Shares in the aggregate. The Shares held by HRP (which may be deemed to be beneficially owned by RMR and RMR Trust), when aggregated with such additional Shares held by the trustees and executive officers of RMR Trust, aggregate 4,471,370 Shares, which represent 7.1% of the issued and outstanding Shares. The Shares held by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR and RMR Trust are reported herein pursuant to the provisions of Items 2 and 5 of Schedule 13D. RMR and RMR Trust, however, expressly disclaim any beneficial ownership of the Shares held by Mr. Martin, Mr. Portnoy, Mr. Hegarty and the other executive officers of RMR and RMR Trust.

         (b) HRP has sole power to vote or dispose of its 4,000,000 Shares. To HRP's knowledge, each of the trustees, directors and executive officers of HRP, RMR and RMR Trust described above has sole power to vote or dispose of the Shares he or she beneficially owns.

         (c) No transactions in Shares have been effected during the past sixty days by HRP, RMR, RMR Trust or the trustees, directors and executive officers of HRP, RMR and RMR Trust described above.

         (d) No other person is known to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of securities covered by this statement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Although HRP has formed no definitive intent to sell the Shares or any portion thereof, depending upon its continuing review of its investments and various other facts, HRP may in the future desire, subject to any applicable securities laws, to sell all or a portion of the Shares. HPT has registered the offer and sale of the Shares under the Securities Act, pursuant to a registration

                                  SCHEDULE 13D

CUSIP NO. 44106M 10 2                                         Page 8 of 9 Pages


statement on Form S-3 (No. 333-109658). That registration statement became effective on October 24, 2003. In connection with the registration statement, HRP and HPT entered into a Registration Agreement (the "Registration Agreement"). Under the Registration Agreement, HPT agreed to, among other things, file the registration statement and use reasonable efforts to effect the registration of the Shares and HRP, among other things, agreed to pay all expenses incurred by HPT relating to the registration and any sale of the Shares. HPT also agreed to indemnify HRP against certain liabilities, including liabilities under the Securities Act and, alternately, to contribute to payments that HRP may be required to make as a result of these liabilities.

Item 7.  Material to be Filed as Exhibits.

         The following documents are filed as exhibits to this statement:

         99.1. Registration Agreement, dated as of October 10, 2003, by and between HPT and HRP (incorporated by reference to Exhibit 10.1 to HPT's Registration Statement on Form S-3 (No. 333-109658) filed October 14, 2003).

         99.2. Amended and Restated Joint Filing Agreement, dated as of November 12, 2003, by and between HRP, RMR and RMR Trust (filed herewith).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


November 12, 2003                   HRPT PROPERTIES TRUST

                                    By: /s/ John C. Popeo
                                        John C. Popeo
                                        Treasurer, Chief Financial Officer
                                          and Secretary


                                    REIT MANAGEMENT & RESEARCH LLC


                                    By: /s/ John C. Popeo
                                        John C. Popeo
                                        Vice President and Treasurer


                                    REIT MANAGEMENT & RESEARCH TRUST


                                    By: /s/ John C. Popeo
                                        John C. Popeo
                                        Vice President and Treasurer